CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. §200.83

BY LIFEMD, INC.

LIFEMD, INC.

236 Fifth Avenue, Suite 400

New York, New York 10001

VIA FEDERAL EXPRESS AND SECURE E-MAIL

January 31, 2025

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Christie Wong
Ms. Li Xiao
Mr. Michael Fay

Re:	LifeMD, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023 Response Dated October 25, 2024
File No. 001-39785

Dear Ms. Wong:

LifeMD, Inc. (the “Company”, “we”, “our”) is pleased to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 17, 2025 which references comments contained in your letter dated November 22, 2024. For ease of reference, the comments contained in your more recent letter dated January 17, 2025 are repeated in italics below and followed by the Company’s responses. We welcome further conversation and guidance from the Staff on these topics.

Pursuant to 17. C.F.R. § 200.83 (“Rule 83”), we are requesting confidential treatment for portions of our response below, as indicated by “[***]”, reflecting information that we have provided supplementally to the Staff.

Press Releases Dated March 11, 2024 and August 7, 2024

Reconciliation of GAAP Net Loss to Adjusted EBITDA to Cash Adjusted EBITDA, page 1

1.	We have reviewed your response to prior comment 1 and note you have included a number of inventory and reserve non-GAAP adjustments. Please discontinue making these inventory adjustments to your non-GAAP measures, for each of the periods presented, as they do not appear to be outside the normal course of your operations. Please refer to Question 100.01 of Non-GAAP Compliance & Disclosure Interpretations.

RESPONSE

The Company respectfully acknowledges the Staff’s comment. The Company will discontinue making these inventory adjustments to our non-GAAP measures, for each of the periods presented beginning with our press release announcing the December 31, 2024 financial statements in early March 2025.

LifeMD, Inc.

January 31, 2025

2.	We have reviewed your response to comment 6 and note your reference to WorkSimpli dividends in the amount of $2,121,200. However, we also note this amount is presented as a general and administrative expense in the statement of operations. Please identify the reasons this amount is presented as general and administrative expense in the statement of operations. As part of your response, please identify the noncontrolling interest holders, their percentage ownership and whether they were a past or are a current employee of WorkSimpli. In addition, please explain to us the reason for this dividend in 2023 and clarify the reason a similar dividend was not made in 2022. Please also explain why you make a non-GAAP adjustment for these dividends.

RESPONSE

The Company respectfully acknowledges the Staff’s comment. Beginning with the second quarter ended June 30, 2023, the Company’s majority-owned subsidiary, WorkSimpli, granted a cash payment to all unit holders of record, on a pro-rata ownership basis. The cash payments require approval by the WorkSimpli Board of Directors through a formal Board Resolution. These payments are discretionary in nature and are paid to WorkSimpli’s unit holders based on their ownership percentages. These discretionary payments are based on available cash and cash flows from WorkSimpli at the end of a given period as well as its forecasted cash flow. Due to the improved financial performance of WorkSimpli in fiscal year 2023 as well as improved forecasted cash flow through December 31, 2023, WorkSimpli’s Board of Directors approved the payments during certain months of fiscal year 2023. A similar payment was not approved in fiscal year 2022 due to the cash flow of WorkSimpli during fiscal year 2022 not being sufficient to afford such payments.

Three of the noncontrolling interest holders who received these payments were also employees of WorkSimpli during the year ended December 31, 2023. The table below sets forth the noncontrolling interest holders, their unit and percentage ownership as of December 31, 2023 and an indication of whether they were an employee of WorkSimpli as of December 31, 2023 and their position.

Noncontrolling Interest Holder	Unit Ownership	Percentage Ownership	Employee and Position	Total Payments
[***]	11,594	12.98%	WorkSimpli Founder, Chief Executive Officer and President	$1,032,330
[***]	5,365	6.01%	Non-employee	477,700
[***]	3,501	3.92%	Non-employee	311,728
[***]	666	0.75%	Non-employee	59,300
[***]	919	1.03%	Non-employee	81,828
[***]	889	1.00%	Chief Operating Officer	79,157
[***]	889	1.00%	Chief Marketing Officer*	79,157
Total		26.69%		$2,121,200

*[***] is no longer an employee of WorkSimpli effective May 3, 2024.

The Company evaluated the presentation of these payments during the year ended December 31, 2023. Given the discretionary nature of the payments, which were based on the financial performance of WorkSimpli, as well as the fact that 56% of the payments were made to three WorkSimpli employees, acting in the capacity of employees during the year ended December 31, 2023, the Company determined that the most appropriate presentation was to classify them as an incentive compensation cost akin to a performance bonus within general and administrative expenses in the statement of operations for the year ended December 31, 2023.

The Company included the payments in its non-GAAP adjustment for the year ended December 31, 2023 due to their discretionary nature. They are not considered to be normal, recurring operating expenses since they require formal Board resolutions and are primarily designed to distribute cash back to all unitholders from the WorkSimpli cash flows for their pro-rata ownership interest, including the Company as the majority unitholder. Payments made to the Company are eliminated in consolidation. These payments did not occur in fiscal year 2022 and only during certain months of fiscal year 2023 based on the financial performance of WorkSimpli. These payments are not related to the normal operations of the WorkSimpli business nor are they required to be paid under a formal management compensation plan. The payments are not limited to WorkSimpli management employees and are not included in employment agreements. Given these characteristics, the Company included the payments in its non-GAAP adjustment for the year ended December 31, 2023.

LifeMD, Inc.

January 31, 2025

Additionally, the Company evaluated the presentation of these payments for the year ended December 31, 2024. As noted above, effective May 3, 2024, the WorkSimpli Chief Marketing Officer was no longer an active employee of WorkSimpli; however, she continues to receive these payments after termination. Given the noncontrolling interest holders, whether or not they are employees, have rights to these payments, as is the case with the WorkSimpli Chief Marketing Officer who was terminated on May 3, 2024, the Company determined that the payments are now more akin to a dividend payment to owners acting in their capacity as owners. Additionally, due to the declining distribution of payments to WorkSimpli noncontrolling interest holders that are employees versus non-employees during 2024, and the dividend characteristics of such payments, as described above, the Company has determined that these payments may be classified as non-controlling interest dividend payments and recorded to the balance sheet, instead of general and administrative expenses, in future periods beginning with the year ended December 31, 2024.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at marc@lifemd.com if the Staff has any questions or requires additional information.

Sincerely,

/s/ Marc Benathen
Marc Benathen
Chief Financial Officer